SC Distributors, LLC
Statement of Changes in Member Capital
Year Ended December 31, 2015

(Dollars in '000s)

	Contributed Capital	Accumulated Deficit	Member Capital
Balance as of December 31, 2014	$ 25,470	$ (20,008)	$ 5,462
Contributions from Member	5,375	-	5,375
Equity based compensation	16	-	16
Net loss	-	(5,572)	(5,572)
Balance as of December 31, 2015	$ 30,861	$ (25,580)	$ 5,281

The accompanying notes are an integral part of the financial statements.